Exhibit 99.1
News Release

MediWound Announces NexoBrid Marketing Approval from Israeli
Ministry of Health

Market launch planned for this quarter

YAVNE, Israel (July 16, 2014) – MediWound Ltd. (Nasdaq: MDWD), a fully-integrated, biopharmaceutical company bringing innovative therapies to address unmet needs in severe burn and wound management, announced today that the Company has received authorization from the Israeli Ministry of Health to market and distribute NexoBrid® for the removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns.  MediWound intends to launch NexoBrid in Israel this quarter.

Previously NexoBrid received marketing authorization from the European Medicines Agency for this same indication in the European Union (EU), and the product was commercially launched.

“We are especially pleased to have NexoBrid available to severe burn patients in Israel as this innovative product and its underlying proteolytic enzyme technology were developed here and leading burn centers in Israel have accumulated substantial clinical experience.  To date, burn specialists in Israel have used the product in clinical studies and on a specific patient/institution basis. With this marketing authorization, they will now be able to prescribe NexoBrid for their burn patients. NexoBrid represents a new paradigm in the treatment of burns and offers significant advantages over current standard of care,” stated Gal Cohen, President and Chief Executive Officer of MediWound.

“Importantly, clinical studies have shown with statistical significance that NexoBrid successfully debrides burn wounds much earlier than the current standard of care, and significantly reduces the number and extent of surgical excision and autografting. The ability to promptly and effectively remove the eschar allows clinicians to directly visually assess burn severity while significantly reducing surgical burden on patients as well as on health systems.  NexoBrid may play a major role in mass casualty events where surgical capacity might be limited and rapid severity assessment is imperative,” added Mr. Cohen.

“We are delighted to have NexoBrid approved for use in Israel as many burn centers have first-hand experience with the clinical benefits it offers our severe burn patients,” stated Josef Haik, M.D., Head of the Israeli Burn Association. “We believe NexoBrid can significantly contribute to burn management by providing an effective diagnostic tool and a non surgical mean to remove non viable tissues without harming the surrounding/underlying viable tissues.”

“Following our launch of NexoBrid in Europe last December, we are looking forward to commercializing NexoBrid in our home country during this quarter. We are confident that a focused and knowledgeable sales force can effectively provide product support and collaboratively work with the burn teams in Israel to further improve patient outcomes,” concluded Mr. Cohen.

About NexoBrid
NexoBrid is an easy-to-use, topically-applied pharmaceutical product that removes dead or damaged tissue, known as eschar, in four hours without harming the surrounding healthy tissues.  NexoBrid was granted marketing authorization from the European Medicines Agency for the removal of eschar in adults with deep partial and full-thickness thermal burns, and was commercially launched in Europe in December 2013. Representing a new paradigm in burn care management, NexoBrid demonstrated in clinical studies, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier than other modalities, without harming viable tissues. The removal of eschar or “debridement” is a critical first step in the successful healing of severe burns and chronic and other hard-to-heal wounds. With the current standard of care (SOC), burn eschar is removed either with existing topical agents that have been found to be minimally effective or that take a significantly longer period of time to work, or by resorting to non-selective surgery, which is traumatic and may result in loss of blood and viable tissue.

About MediWound Ltd.
MediWound is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full-thickness thermal burns and was launched in Europe. NexoBrid represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier and, without harming viable tissues. For more information, please visit www.mediwound.com.

Contacts:
Sharon Malka
CFO
MediWound
ir@mediwound.co.il

Anne Marie Fields
Senior Vice President
LHA
212-838-3777
afields@lhai.com